Exhibit 15

Declaration of Conformity with the German Corporate Governance Code

The Management Board and the Supervisory Board of EPCOS AG have issued, on December 13, 2005, the following Declaration of Conformity with the German Corporate Governance Code:

In the period since our last Declaration of Conformity was issued on December 13, 2004, EPCOS has complied and will continue to comply with the recommendations of the Government Commission on the German Corporate Governance Code (in the version issued June 2, 2005), with the following exceptions:

•	The directors’ and officers’ liability insurance policies taken out by EPCOS AG for members of the Management Board and Supervisory Board do not provide for any deductibles (Code section 3.8, paragraph 2). This cover is provided under a group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, deductibles are not customary outside Germany.

•	The stock option plans approved by the Annual General Meeting in 1999 and 2004 are not based on comparative parameters (Code section 4.2.3, paragraph 2, sentence 2). It would be impossible for EPCOS to objectively define a relative performance target based on a comparative index, because no index for the passive electronic components industry is available on the market. Furthermore, independent attempts to compile an industry index suitable for comparison would not work owing to the small number of listed competitors.

•	The Supervisory Board has set aside its decision to generally avoid nominating candidates for the Supervisory Board who would exceed the age of 71 at the end of their term of office (Code section 5.4.1, sentence 2) in two cases. At the Annual General Meeting on February 16, 2005, it proposed re-election of Mr. Klaus Ziegler and Dr. Jürgen Heraeus to the Supervisory Board. On that date, the two candidates were aged 70 and 68 respectively. This decision was based on the Supervisory Board’s conviction that both members, with their unique knowledge and experience as well as their commitment to serve the company, are as eminently qualified as ever to discharge their duties on the Supervisory Board.

•	The Annual General Meeting on February 16, 2005, elected Mr. Joachim Reinhart to the Supervisory Board. Mr. Reinhart belongs to the executive management of the Matsushita Group, which is one of our competitors (Code section 5.4.2, sentence 4). The Supervisory Board proposed Mr. Reinhart’s election in spite of the possibility of conflicts of interest in isolated issues (Code section 5.4.1, sentence 2) for the following reasons: Thanks to his many years of experience with Matsushita, a leading Asian manufacturer of electronic equipment and components, Mr. Reinhart possesses expertise that is extremely valuable to EPCOS. Of all our competitors, Matsushita has much closer affinity to EPCOS as co-founder of the joint venture from which EPCOS evolved. Matsushita still holds a 12.5% stake in EPCOS and cooperates with us in technology. Any conflicts of interest that might arise for Mr. Reinhart can be avoided if he does not take part in the respective Supervisory Board consultations or abstained from voting on respective decisions.

•	The election of Supervisory Board members by the Annual General Meeting on February 16, 2005 was conducted on an individual basis. By contrast, the

November election of the six Supervisory Board members who represent the employees involved three ballots, in accordance with the Third Voting Order under the German Co-Determination Act. One ballot was held to elect the representative of executive employees, one to elect the two representatives of the trade unions, and one to elect the other three representatives of the work force (Code section 5.4.3, sentence 1).

•	Mr. Klaus Ziegler was re-elected as Chairman of the Supervisory Board at the Supervisory Board meeting on February 16, 2005. His renewed candidacy for this office was not formally announced to shareholders (Code section 5.4.3, sentence 3), given that this recommendation was only included in the Code on June 2, 2005. Future elections of the Chairman of the Supervisory Board will comply with the new recommendation.

•	Compensation of the members of the Supervisory Board does not contain any variable component linked to the Company’s performance (Code section 5.4.5, paragraph 2, sentence 1). By keeping compensation separate from business success, every conceivable conflict of interests with the Supervisory Board’s monitoring functions is to be avoided.

Munich, December 2005

On behalf of the Management Board	On behalf of the Supervisory Board

Gerhard Pegam	Klaus Ziegler
President and Chief Executive Officer	Chairman